UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(AMENDMENT NO. ______)

The Vermont Teddy Bear Co., Inc.

(Name of issuer)

Common Stock, $.05 par value per share

(Title of class of securities)

000912960

(CUSIP number)

Elisabeth B. Robert
c/o The Vermont Teddy Bear Co., Inc.
6655 Shelburne Road
 Shelburne, VT 05482
(802) 985-1309

(Name, address and telephone number of person
authorized to receive notices and communications)

October 23,  2002

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 0000912960

1    Name of Reporting Persons.
      S.S. or I.R.S. Identification Nos. of above persons

      Elisabeth B. Robert

2     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [_]
        (b) [_]

3     SEC Use Only

4     Source of Funds (See Instructions)

       PF

5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
      or 2(e) [_]

6     Citizenship or Place of Organization

       U.S.A.

                                         7     SOLE VOTING POWER 709,710
NUMBER OF
SHARES                         8     SHARED VOTING POWER  0
BENEFICIALLY
OWNED BY EACH      9     SOLE DISPOSITIVE POWER 709,710
REPORTING
PERSON WITH           10    SHARED DISPOSITIVE POWER 0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

         709,710

12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions) [_]

13    Percent of Class Represented by Amount in Row (11)

         13.8%

14    Type of Reporting Person (See Instructions)

        IN

ITEM 1.  Security and Issuer.

The securities to which this statement relates are the Common Stock, par value $.05 per share (the "Common Stock"), of The Vermont Teddy Bear Co, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 6655 Shelburne Road, Shelburne, VT 05482.

ITEM 2.  Identity and Background.

(a) Elisabeth B. Robert (the "Reporting Person")

(b) 1644 Greenbush Road

Charlotte, VT 05445

(c) CEO & President, The Vermont Teddy Bear Co., Inc.

6655 Shelburne Road

Shelburne, VT 05482

(d) No

(e) No

(f) United States of America

ITEM 3. Source and Amount of Funds or Other Considerations.

On October 23, 2002, the Reporting Person acquired 56,250 shares of common stock by exercise of stock options at an exercise price of $1.00 per share.  The Reporting Person paid the Company $56,250 in cash with personal funds for the shares.

ITEM 4.  Purpose of the Transaction.

The Reporting Person acquired the 56,250 shares for investment purposes.

The Reporting Person does not have any plans or proposals which relate to or would result in any of the events described in subitems (a) through (j) of Item 4.

ITEM 5.  Interest in Securities.

(a) 709,710 shares of Common Stock (355,000 shares of which are not currently owned but may be acquired by the Reporting Person by exercise of stock options) (13.8%)

(b) 709,710 = sole power to vote/direct the vote

(c) (1) Elisabeth B. Robert

(2) October 23, 2002

(3) 56, 250 shares of Common Stock

(4) $1.00 per share

(5) The Vermont Teddy Bear Co., Inc.

6655 Shelburne Road

Shelburne, VT 05482

Exercise of Options

(d) N/A

(e) N/A

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With
                Respect to Securities of the Issuer.

The Reporting Person has an employment contract and option agreements with the Company all of which are filed as exhibits hereto.

ITEM 7.  Material to be Filed as Exhibits.

(1) Employment Agreement between the Reporting Person and the Company dated November 21, 2001.

(2) Option Agreement between the Reporting Person and the Company dated July 1, 1996.

(3) Option Agreement between the Reporting Person and the Company dated July 1, 1996.

(4) Option Agreement between the Reporting Person and the Company dated November 14, 1997.

(5) Option Agreement between the Reporting Person and the Company dated October 29, 1998.

(6) Option Agreement between the Reporting Person and the Company dated June 11, 1999.

Exhibits

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2002

by: /s/  Elisabeth B. Robert
Name: Elisabeth B. Robert

EXHIBIT INDEX

Exhibit
- -------

A   Employment Contract between the Reporting Person and the Company dated                     November 21, 2001.

B   Option Agreement between the Reporting Person and the Company dated                          July 1, 1996.

C Option Agreement between the Reporting Person and the Company dated July 1, 1996.

D Option Agreement between the Reporting Person and the Company dated November 14, 1997.

E Option Agreement between the Reporting Person and the Company dated October 29, 1998.

F Option Agreement between the Reporting Person and the Company dated June 11, 1999.